Exhibit 12

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH THE COMPUTATION OF RATIOS OF CONSOLIDATED
EARNINGS TO FIXED CHARGES
(Amounts in thousands, except ratios)

	Fiscal Year Ended December 31,
	2007	2006	2005
	(U.S. Dollars in thousands)

Earnings:
Income (loss) from continuing operations (including dividends from less than
50% owned affiliates) before income taxes, equity in earnings of
affiliates, and minority interests	$(15,919)	$(1,028)	$(8,517)
Fixed charges	10,122	5,154	5,257

Earnings (insufficient earning to cover fixed charges)	$(5,289)	$4,126	$(3,260)

Fixed charges:
Interest	$9,969	$5,134	$5,257
Amortization of debentures expenses	153	20	--

Fixed charges	$10,122	$5,154	$5,257

Ratio of earnings (deficit) to fixed charges	*	0.80:1	*

*	Due to the loss in 2007 and 2005, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $15,919 thousands and $ 8,517 thousands in 2007 and 2005, respectively, to achieve a coverage ratio of 1:1.